Exhibit 4.9

Summary of Longterm Loan Agreement dated June 26, 2013, between Semiconductor Manufacturing International (Beijing) Corporation, Semiconductor Manufacturing International (Tianjin) Corporation, as guarantor, and The Export-Import Bank of China

On June 26, 2013, Semiconductor Manufacturing International (Beijing) Corporation (“SMIC Beijing”) entered into twenty-six-month loan agreement with an aggregate principal amount of US$60 million with the Export-Import Bank of China. The draw-down period under the loan is twenty three months. The loan is unsecured and repayable in August, 2015.